

December 30, 2010

Mr. Robert F.X. Sillerman
Chief Executive Officer and Chairman of the Board
FX Real Estate and Entertainment Inc.
650 Madison Avenue, 15th Floor
New York, NY 10022

> **Re:** **FX Real Estate and Entertainment Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2010**
> **File No. 1-33902**

Dear Mr. Sillerman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis …, page 29

Liquidity & Capital Resources, page 33

1.   We note you have no cash flow and you are in default on a $475 million mortgage loan. Please tell us how you intend to fund your operations and pay your obligations for the next 12 months.

Item 9. Changes in and Disagreements with Accountants …, page 75

2.   We note you indicate that you dismissed Ernst & Young and that you engaged L.L. Bradford & Company as your independent registered public accounting firm. We further

note that the Investor FAQs section of your website indicates that Ernst & Young is your current independent registered public accounting firm. Please explain.

Item 9A(T). Controls and Procedures, page 76

3.   We note your disclosure that as of December 31, 2009, you determined that there were material weaknesses in your internal control over financial reporting. Please revise your disclosure to clearly state whether or not internal control over financial reporting was effective. Refer to Item 308T(a)(3) of Regulation S-K.

4.   In light of your conclusion that there were material weaknesses in internal control over financial reporting as of December 31, 2009, please tell us the basis for your conclusion that your disclosure controls and procedures were nonetheless effective as of December 31, 2009.

Item 11. Executive Compensation, page 80

5.   We note you indicate in footnote 4 to the Summary Compensation Table that you paid Mr. Kanavos a retention bonus of $150,000 and that you will pay him an additional retention bonus of $95,000. We further note you indicate that you paid Mr. Nelson a retention bonus of $131,250. Please explain how you determined these amounts.

Signatures, page 99

6.   Please amend your filing to have it signed by your principal financial officer and controller or principal accounting officer in their individual capacities as required by Item D(2)(a) of Form 10-K or advise. Also, in future filings, please include the title of each officer under his or her signature.

Exhibits 31.1 and 31.2

7.   We note that you have omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting in your certifications. Please amend your Form 10-K for the year ended December 31, 2009 to conform your certifications to the exact wording as provided in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Period Ended September 30, 2010

Explanatory Note, page 3

8.   We note that your Las Vegas subsidiary filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in April 2010. Please tell us your consideration of the presentation guidance in ASC 852-10-45 and the disclosure requirements of ASC 852-10-50.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

9.   We note your disclosure that the loss of the Las Vegas property, which is substantially
        your entire business, will have a material adverse effect on your business, financial
        condition, prospects, and ability to continue as a going concern. We also note your
        disclosure on page 62 of your Form 10-K for the year ended December 31, 2009, that the
        mortgage loan is not guaranteed by FX Real Estate and Entertainment nor has FX Real
        Estate and Entertainment pledged any assets to secure the loan, and that the loan is
        secured only by security interests in substantially all of the assets of the Metroflag
        entities, including the Las Vegas property. Please revise in future filings to provide a
        more clear discussion of the impact of the Chapter 11 proceedings, including
        quantification of the assets and liabilities associated with your Las Vegas subsidiary that
        would be subject to the Chapter 11 proceedings and the assets and liabilities held by
        entities other than your Las Vegas subsidiary that would not be subject to the Chapter 11
        proceedings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

      You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at (202) 551-3758 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief